UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 14D-9/A

SOLICITATION/RECOMMENDATION STATEMENT UNDER SECTION 14(d)(4)

OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 7)

LASERCARD CORPORATION

(Name of Subject Company)

LASERCARD CORPORATION

(Names of Person(s) Filing Statement)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

51807U101

(CUSIP Number of Class of Securities)

Robert T. DeVincenzi

Chief Executive Officer

LaserCard Corporation

1875 North Shoreline Boulevard

Mountain View, California 94043-1601

(650) 969-4428

(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of the person(s) filing statement)

With a copy to:

Steve Sonne, Esq.

Jeff Cislini, Esq.

O’Melveny & Myers LLP

2765 Sand Hill Road

Menlo Park, California 94025

(650) 473-2600

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 7 amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 initially filed with the Securities and Exchange Commission (the “SEC”) on December 22, 2010, as amended by Amendment No. 1 thereto filed with the SEC on January 5, 2011, Amendment No. 2 thereto filed with the SEC on January 19, 2011, Amendment No. 3 thereto filed with the SEC on January 20, 2011, Amendment No. 4 thereto filed with the SEC on January 21, 2011, Amendment No. 5 thereto filed with the SEC on January 24, 2011 and Amendment No. 6 thereto filed with the SEC on January 28, 2011 (as the same may be further amended or supplemented from time to time, the “Schedule 14D-9”) by LaserCard Corporation, a Delaware corporation (the “Company” or “LaserCard”), relating to the tender offer (the “Offer”) by American Alligator Acquisition Corp., a Delaware corporation (“Purchaser”) and wholly-owned subsidiary of ASSA ABLOY Inc., an Oregon corporation (“ASSA US”), as disclosed in the Tender Offer Statement on Schedule TO filed by Purchaser and ASSA US with the SEC on December 22, 2010, as amended by Amendment No. 1 thereto filed with the SEC on January 6, 2011, Amendment No. 2 thereto filed with the SEC on January 19, 2011, Amendment No. 3 thereto filed with the SEC on January 20, 2011, Amendment No. 4 thereto filed with the SEC on January 21, 2011, Amendment No. 5 thereto filed with the SEC on January 24, 2011, Amendment No. 6 filed with the SEC on January 28, 2011 and Amendment No. 7 filed with the SEC on January 31, 2011 (as the same may be amended or supplemented from time to time, the “Schedule TO”), to purchase all of the outstanding shares of the Company’s common stock, par value $0.01 per share (the “Shares”) at a purchase price of $6.25 per Share, net to the seller in cash without interest, less certain applicable taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated December 22, 2010, and in the related Letter of Transmittal, copies of which are filed as Exhibits (a)(1)(A) and (a)(1)(B) to the Schedule TO, respectively. Any capitalized terms used and not otherwise defined herein shall have the meaning ascribed to such terms in the Schedule 14D-9.

All information in the Schedule 14D-9 is incorporated into this Amendment No. 7 by reference, except that such information is hereby amended to the extent specifically provided herein.

This Amendment No. 7 is being filed to reflect certain updates as reflected below.

Item 8.	Additional Information.

Item 8 of the Schedule 14D-9 is hereby amended and supplemented by adding the following as new paragraphs:

(k) Expiration of Subsequent Offering Period and the Merger

On January 28, 2011, Purchaser announced that the Offer’s subsequent offering period terminated at 5:00 p.m., New York City time, on January 28, 2011 as a result of the consummation of the Merger. In the Offer, an aggregate of approximately 9.393 million Shares were validly tendered and not withdrawn, representing approximately 76.1% of the outstanding Shares. Purchaser has accepted for payment all Shares tendered through such termination. On January 28, 2011, through the exercise of the Top-Up Option to purchase additional Shares from LaserCard (as described more fully in the Offer to Purchase), Purchaser owned in excess of 90% of the outstanding Shares.

On January 28, 2011, ASSA ABLOY and LaserCard issued a joint press release announcing that the second step merger of Purchaser with and into LaserCard became effective on January 28, 2011 and LaserCard is now an indirect, wholly-owned subsidiary of ASSA ABLOY. As a result of the Merger, each outstanding Share not validly tendered and accepted for payment in the Offer (other than any Shares in respect of which appraisal rights are validly exercised under Delaware law and any Shares owned by LaserCard, ASSA US or any of their subsidiaries) was converted into the right to receive the same per Share price of US$6.25, net to the seller in cash without interest thereon, paid in the Offer. Effective after the close of market on January 28, 2011, trading in LaserCard’s common stock on the Nasdaq will cease. The foregoing summary with respect to the joint press release is qualified in its entirety by reference to the joint press release which is filed as Exhibit (a)(5)(I) to Amendment No. 7 to the Schedule TO, filed on January 31, 2011, and is hereby incorporated by reference.

Item 9.	Exhibits.

Item 9 of the Schedule 14D-9 is hereby amended and supplemented by adding the following exhibit:

(a)(5)(N)	Press Release, dated January 28, 2011, jointly issued by ASSA ABLOY and LaserCard (incorporated herein by reference to Exhibit (a)(5)(I) to Amendment No. 7 to the Schedule TO filed with the SEC by ASSA US and Purchaser on January 31, 2011).

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

LASERCARD CORPORATION

By:	/s/ ROBERT T. DEVINCENZI
Robert T. DeVincenzi
Chief Executive Officer

Dated: January 31, 2011